SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                EMPS Corporation
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                                (Name of Issuer)

                     Common Stock $.001 par value per share
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                         (Title of Class of Securities)

                                    268711108
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                                 (CUSIP Number)


Jonathan Charles Brannam                              Ronald Poulton, Esq
Petroleum Group Services Ltd.                         Poulton & Yordan
P.O. Box 544, 14 Britannia Place, Bath Street         136 East South Temple,
St. Helier, Jersey JE2 4SU                            Suite 1700-A
Channel Islands, United Kingdom                       Salt Lake City, Utah 84111
44 15 3428011                                         (801) 355-1341
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       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notes and Communications)

                                  July 30, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 268711108                                            Page 2 of 5 Pages
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1.       NAME OF REPORTING PERSON
         S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Petroleum Group Services Ltd.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS (See Instructions)

         OO
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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
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                         7.      SOLE VOTING POWER 14,086,644
NUMBER OF
SHARES                  --------------------------------------------------------
BENEFICIALLY             8.      SHARED VOTING POWER 0
OWNED BY
EACH                    --------------------------------------------------------
REPORTING                9.      SOLE DISPOSITIVE POWER 14,086,644
PERSON WITH
                        --------------------------------------------------------
                        10.      SHARED DISPOSITIVE POWER 0

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         14,086,644
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12.      CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                      [ ]
         CERTAIN SHARES (See Instructions)

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         47%
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14.      TYPE OF REPORTING PERSON (See Instructions)

         CO
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

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP No. 268711108                                            Page 3 of 5 Pages
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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jonathan Charles Brannam
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (See Instructions)

         OO
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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
         PURSUANT TO ITEMS 2(d) OR 2(e)

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
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                             7.      SOLE VOTING POWER 14,086,644
NUMBER OF
SHARES                    ------------------------------------------------------
BENEFICIALLY                 8.      SHARED VOTING POWER 0
OWNED BY
EACH                      ------------------------------------------------------
REPORTING                    9.      SOLE DISPOSITIVE POWER 14,086,644
PERSON WITH
                          ------------------------------------------------------
                            10.      SHARED DISPOSITIVE POWER 0

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         14,086,644
--------------------------------------------------------------------------------
12.      CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                      [ ]
         CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         47%
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14.      TYPE OF REPORTING PERSON (See Instructions)

         IN
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

                                                               Page 4 of 5 pages


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.001, ("Common Stock") of EMPS Corporation (the "Issuer") which has its principal executive offices at 875 Donner Way, Unit 705, Salt Lake City, Utah 84108.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Petroleum Group Services Ltd., ("PGSL") and Mr. Jonathan Charles Brannam, who, because of his position and Managing Director of PGSL may be deemed to be the beneficial owner of the shares owned by PGSL. The principal business address of both PGSL and Mr. Brannam is P.O. Box 544, 14 Britannia Place, Bath Street, St. Helier, Jersey JE2 4SU, Channel Islands, United Kingdom.

         During the last five years neither PGSL nor Mr. Brannam has (a) been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding and violations with respect to such laws.

         PGSL is a British Virgin Island limited company. Mr. Brannam is a citizen of the United Kingdom.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         Pursuant to an Agreement and Plan of Reorganization dated May 29, 2002 between the Issuer and Caspian Services Group Limited, (the "Agreement"), PGSL was issued 14,086,644 shares of restricted Common Stock of the Issuer on July 30, 2002, in exchange for 52 common shares of Caspian Services Group Limited held by PGSL.

ITEM 4.  PURPOSE OF TRANSACTION

         As disclosed above, PGSL acquired 14,086,644 common shares of the Issuer pursuant to the Agreement. Upon consummation of the Agreement, which occurred on July 30, 2002, a change in control of the Issuer occurred as more fully disclosed in the Current Report filed by the Issuer on Form 8-K on August 8, 2002.

         PGSL acquired these shares for investment purposes. It has no plans or proposals which would have any of the effects enumerated in the instructions to
Item 4 or any similar to those enumerated.

                                                               Page 5 of 5 pages


         PGSL reserves the right to sell securities of the Issuer and to purchase securities of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         PGSL beneficially owns 14,086,644 common shares or approximately 52% of the issued and outstanding shares of the Issuer. As the Managing Director of PGSL, Mr. Brannam has voting and dispositive power over these shares.

         During the past 60 days, PGSL has not made any purchases of Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  EXHIBITS

         The Agreement and Plan of Reorganization between the Issuer and Caspian Services Group Limited filed as Exhibit 2.01 to the Current Report filed by the Issuer on August 8, 2002, on Form 8-K is herein incorporated by this reference

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   Petroleum Group Services Ltd.


Date: August 12, 2002                              /s/ Jonathan Charles Brannam
                                                   -----------------------------
                                                   Jonathan Charles Brannam,
                                                   Managing Director